SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K




                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1994





                       LINCOLN NATIONAL CORPORATION
                   EXECUTIVE DEFERRED COMPENSATION PLAN
                                FOR AGENTS
                         (full title of the Plan)


                        [Current Reg. No. 33-51415]



                       Lincoln National Corporation
                           200 East Berry Street
                         Fort Wayne, Indiana 46802
              (name of Issuer and principal executive office)






                           REQUIRED INFORMATION


Because the Lincoln National Corporation Executive Deferred Compensation Plan for Agents (formerly known as Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Agents) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.



                                 SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LINCOLN NATIONAL CORPORATION
                              EXECUTIVE DEFERRED COMPENSATION
                              PLAN FOR AGENTS



       3/30/95               /S/ H. THOMAS MCMEEKIN
Date:_______________          _____________________________

                              H. Thomas McMeekin, Chairman
                              Lincoln National Corporation
                              Benefits Investment Committee